Principal Funds, Inc. 711 High Street, Des Moines, IA 50392 515 247 5111 tel

August 31, 2017

Via EDGAR

Ms. Marianne Dobelbower
Counsel
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington D.C. 20549

Re:    Principal Funds, Inc. (the “Registrant”)
File Numbers 033-59474, 811-07572
Post-Effective Amendment No. 213 to the Registration Statement on Form N-1A (the
“Amendment”)

Dear Ms. Dobelbower,

This letter responds, on behalf of the Registrant, to the comments of the Staff of the Securities and Exchange Commission (the “SEC”) with respect to the Amendment, which you communicated to me by telephone on August 7, 2017. The Registrant filed the Amendment with the SEC on June 23, 2017, pursuant to Rule 485(a) under the Securities Act of 1933 (the “1933 Act”). The Registrant will make changes in response to Staff comments as described below in a post-effective amendment that will be filed with the SEC pursuant to Rule 485(b) under the 1933 Act (Amendment No. 223).

Comments to the Prospectus

Comment 1. Please consider adding disclosure that differentiates the Principal LifeTime series from the Principal LifeTime Hybrid series, particularly with respect to how each is managed.

Response: The Registrant respectfully declines to make a change and submits that the first paragraph of Principal LifeTime Hybrid 2065 Fund’s Principal Investment Strategies states the Fund invests a majority of its assets in index funds, which is the primary distinguishing factor between how the two series are managed.

Comment 2. In the Annual Fund Operating Expenses Table for both Funds, please consider dividing “Other Expenses” into no more than three sub-categories to provide more visibility as to the components.

Response: The Registrant respectfully declines to revise the disclosure, as it is not required under Form N-1A Item 3, Instruction 3(c)(iii): “The Fund may subdivide this caption into no more than three subcaptions that identify the largest expense or expenses comprising ‘Other Expenses,’ but must include a total of all ‘Other Expenses.’” (emphasis added).

Comment 3. Each Fund summary states that the Fund's asset allocation becomes more conservative “as investment goals near.” Please revise the quoted phrase to state “as the Fund reaches its termination date of 2065.”

Response: The Registrant respectfully declines to make the requested revision, as 2065 is not the Fund’s expected termination date. As stated in the Principal Investment Strategies, “Approximately 15 years after its target year [in this case, fifteen years after 2065], the Fund's underlying fund allocation is expected to match that of the Principal LifeTime Strategic Income Fund. At that time, the Fund may be combined with the Principal LifeTime Strategic Income Fund if the Board of Directors determines that the combination is in the best interests of Fund shareholders. It is expected that at the target date in the Fund’s name, the shareholder will begin gradually withdrawing the account's value.”

In light of the Staff’s comment, however, the Registrant will revise the disclosure to place the phrase quoted in the comment nearer to the other disclosures quoted in this response.

Comment 4. Each Fund summary refers to “diversification.” Please revise to state, if true, that diversification in this instance means investing in multiple asset classes.

Response: The Registrant will make the requested revision.

Comment 5. In plain English, please explain what each Fund summary means by “long-term asset class targets and target ranges.”

Response: The Registrant respectfully declines to make the requested revision. The asset class targets and ranges are reflected in the graphic in each Fund’s principal investment strategies entitled “Target Allocations over Time,” and include target allocations for each asset class.

Comment 6. With respect to each Fund’s rebalancing strategy, please provide more detail as to the target weights and asset classes.

Response: The Registrant respectfully declines to make the requested revision. Please refer to the response to Comment Number 5.

Comment 7. The fourth paragraph of each Fund’s principal investment strategies seems duplicative of the first paragraph of that section. Please revise.

Response: The Registrant respectfully declines to revise the disclosure for this stand-alone filing, but will consider this comment in a future filing that includes all funds of the Principal LifeTime and Principal LifeTime Hybrid series, which have similar disclosures.

Comment 8. Each Fund states its underlying funds invest in real assets, without listing a corresponding risk. Please add a principal risk, or if not a principal strategy, delete.

Response: The Registrant will make the requested change.

Comment 9. Each Fund includes a “fund of funds” risk that states certain conflicts of interest of the advisor. Please supplementally confirm that the advisor will allocate investments consistent with applicable fiduciary duties.

Response: Confirmed.

Comment 10. For the Principal LifeTime 2065 Fund, please add an active management risk.

Response: The Registrant respectfully declines to revise the disclosure in this stand-alone prospectus, but will consider this comment in future filings.

Comment 11. Please explain why Active Management and Index strategies/risks are not included in the table under “Additional Information about Investment Strategies and Risks.”

Response: The Registrant previously included these items in the table under Additional Information about Investment Strategies and Risks with a notation that such risks apply to all funds. However, in response to previous Staff comments, the Registrant removed these items (and other items that generally apply to all funds) from the table, disclosing them instead under individual headings in the introductory portion of the Additional Information about Investment Strategies and Risks section.

Comment 12. Derivatives strategies/risks are designated as “principal” for both Funds. Does this include all subparts described under the derivatives section? If so, please explain in the principal investment strategies which derivatives each Fund uses and how the Fund uses them.

Response: The Registrant respectfully submits that each Fund’s principal investment strategies discloses the types of derivatives in which its underlying funds invest. Moreover, the Additional Information about Investment Strategies and Risks - Derivatives section states: “The specific derivatives that are principal strategies of each Fund are listed in its Fund Summary.”

Comment 13. Please designate the investment company securities risk in the table as “principal” for these Funds.

Response: The Registrant will make the requested change.

Comment 14. Under Management of the Funds, please revise for clarity the paragraph regarding PGI’s discretionary investment services.

Response: The Registrant will make the requested revision.

Comment 15. Under Management of the Funds, please identify the services PPS provides.

Response: The Registrant will make the requested revision.

Comments to the Statement of Additional Information

Comment 16. Please consider whether the fees described under “Transfer Agency Agreement” should be reflected in each Fund’s Annual Fund Operating Expenses table.

Response: The Registrant respectfully submits that, if applicable, these fees are reflected in the “Other Expenses” line in each Fund’s Annual Fund Operating Expenses table. Please refer to the section of the prospectus entitled “Choosing a Share Class and the Costs of Investment - Ongoing Fees.”

Comment 17. Please consider looking through to investments of affiliated underlying funds when calculating whether a Fund concentrates its investments in any industry.

Response: Neither Fund will look through to an underlying fund’s investments for purposes of its concentration policy. The Registrant is not aware of any SEC requirement to look-through to an underlying fund’s holdings when determining compliance with a fund of fund’s industry concentration limit. Moreover, each fund’s fundamental concentration limit explicitly excludes securities of other investment companies. In response to the Staff's comment, however, the Registrant will add the following disclosure to the Funds’ SAI under Description of the Funds’ Investments and Risks - Industry Concentration: “To the extent a fund invests its assets in underlying investment companies, 25% or more of the fund’s total assets may be indirectly exposed to a particular industry or group of related industries through its investments in one or more underlying investment companies.”

Please call me at 515-235-1209 if you have any questions.

Sincerely,

/s/ Britney Schnathorst

Britney Schnathorst
Assistant Counsel, Registrant